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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: March 31, 2007
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

INTEGRATED HEALTHCARE HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

1301 N. TUSTIN AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

SANTA ANA, CALIFORNIA 92705
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City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 could not be filed within the prescribed time period because additional time is required for the Company to complete the procedures required for its independent accounting firm. Additional procedures were required due to the delay by the Company in completing the refinancing of approximately $83 million in indebtedness with its principal lender, which indebtedness matured on March 8, 2007.

         The Registrant currently intends to file the Annual Report on Form 10-K within the prescribed period allowed by Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Steven R. Blake                      (714)                   953-3503
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As preparation of the Company's financial statements are not yet complete, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of the attached Form 12b-25.

         The Company incurred a net loss (in thousands) of approximately $19,774 during the year ended March 31, 2007 and has a working capital deficit (in thousands) of approximately $86,543 at March 31, 2007. All of the Company's debt matured prior to yearend and the Company is currently operating under a 90-day forbearance agreement with its lenders to obtain new financing. The 90-day forbearance period began on June 18, 2007.

FISCAL YEAR ENDED MARCH 31, 2007 ("Fiscal 2007") COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005 ("Fiscal 2005")

         NET OPERATING REVENUES - Net operating revenues less provision for doubtful accounts increased approximately 28.2% to approximately $315.6 million during the fiscal year ended March 31, 2007 from approximately $246.3 million during the fiscal year ended December 31, 2005. The increase is primarily due to an increase in volumes. Adjusted patient days increased approximately 21% and adjusted admissions increased approximately 22%. The increased volumes are due to a 22% increase in the number of operating days during the fiscal year ended March 31, 2007, as the acquisition of Hospitals occurred on March 8, 2005. Also contributing to the increase in net operating revenues less provision for doubtful accounts is negotiated contract increases executed during the latter part of fiscal 2005 and fiscal 2007 and an increase in bad debt recoveries during fiscal 2007.

         OPERATING EXPENSES - Operating expenses less provision for doubtful accounts as a percentage of net operating revenues less provision for doubtful accounts decreased by approximately 4% during fiscal 2007 compared to fiscal 2005. The reduction is primarily due to cost reductions and improved efficiencies.

         OTHER EXPENSE - Interest expense amounted to slightly over 4% of net operating revenue less bad debt during fiscal 2005 and fiscal 2007. Other expense also includes approximately $17.6 million of common stock warrant expense recorded during fiscal 2005 and approximately $.1 million and $3.5 million in change in fair value of derivative charges for fiscal 2007 and 2005, respectively.


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     Integrated Healthcare Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 2, 2007            By: /s/ Steven R. Blake
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                                   Name:  Steven R. Blake
                                   Title: Chief Financial Officer